SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact

São Paulo, July 8, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 e NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3) (“Company”), the largest low-cost and low-fare airline in Latin America, pursuant to CVM Instruction 358/2002 hereby informs its shareholders and the market in general that, on this date:

(i)    VRG Linhas Aéreas S.A. (“VRG”), its affiliated Company, executed a memorandum of understanding with the controlling shareholders of Webjet Linhas Aéreas S.A., (“WebJet”), for the acquisition of 100% of WebJet’s capital stock by VRG;

(ii)   the acquisition is subject to among other conditions, the conclusion of  technical and legal due diligence of WebJet’s activities and assets,  the negotiation and execution of definitive documents by the parties and the approval from the relevant government authorities;

(iii)  the price to be paid for the referred acquisition shall be R$96,000,000.00 (ninety six million Reais), subject to certain adjustments prior to the closing date. WebJet’s enterprise value was appraised by the parties at R$310,700,000.00 (three hundred and ten million and seven hundred thousand Reais).

The Company will keep its shareholders and the market informed of any further developments regarding this Material Fact.

The Company will hold a conference call with a presentation on this matter, the details of which are given below:

Conference Calls
Monday
July 11, 2011
Portuguese	English
1:00 p.m. (Brazil)	11:30 a.m. (Brazil)
12:00 p.m. (US ET)	10:30 a.m. (US ET)
Phone: +55 (11) 2188-0155	Phone: +1 (412) 317-6776
Code: GOL	(other countries) or
Replay: +55 (11) 2188-0155	+1 (877) 317-6776 (USA)
Replay Code: GOL	Code: GOL
Replay: +1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Replay Code: 10001911

Participants should dial in approximately 10 minutes before the calls begin.

Slides and Webcast:  the presentation slides will be available for viewing and download on the Investor Relations section of our website www.voegol.com.br/ri. Audio of the conference calls will be broadcast live over the Internet, on the same site, where it will also be available after the event.

Speakers:

Constantino de Oliveira Júnior – CEO

Leonardo Porciúncula Gomes Pereira – CFO

Edmar Prado Lopes Neto – Capital Markets Officer

Contact

Investor Relations
Leonardo Pereira – CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.